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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


                 Information to Be Included In Statements Filed
             Pursuant to Rules13d-1(b), (c), and (d) and Amendments
                     Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. _)*


                             WASTE TECHNOLOGY CORP.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                940901-20-0
                     ----------------------------------
                              (CUSIP Number)

                             DECEMBER 31, 2000
--------------------------------------------------------------------------------
               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     / / Rule 13d-1(c)

     /X/ Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13G
CUSIP No. 940901-20-0                                        Page 2 of 9 Pages
          -----------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. Identification Nos. of above persons (entities only).

     Cosimo Tacopino.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  /X/
     OF A GROUP (SEE INSTRUCTIONS)           (b)  / /
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 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     10,000
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                     455,864
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  10,000
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  455,864
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 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     455,864
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)        / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     Approximately 8.5%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13G
CUSIP No. 940901-20-0                                        Page 3 of 9 Pages
          -----------

-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     I.R.S. Identification Nos. of above persons (entities only).

     Erma Tacopino.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER   (a)  /X/
     OF A GROUP (SEE INSTRUCTIONS)           (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
-------------------------------------------------------------------------------
 NUMBER OF SHARES             (5) SOLE VOTING POWER
 BENEFICIALLY                     43,775
 OWNED BY                    --------------------------------------------------
 EACH REPORTING               (6) SHARED VOTING POWER
 PERSON WITH:                     455,864
                             --------------------------------------------------
                              (7) SOLE DISPOSITIVE POWER
                                  43,775
                             --------------------------------------------------
                              (8) SHARED DISPOSITIVE POWER
                                  455,864
-------------------------------------------------------------------------------
 (9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     499,639
-------------------------------------------------------------------------------
(10) CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
     INSTRUCTIONS)        / /
-------------------------------------------------------------------------------
(11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     Approximately 9.1%
-------------------------------------------------------------------------------
(12) TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
     IN
-------------------------------------------------------------------------------

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ITEM 1.

    (a)   NAME OF ISSUER:
          The name of the issuer is Waste Technology Corp., a Delaware corporation (the "Issuer").
          ---------------------------------------------------------------------
    (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          The principal executive offices of the Issuer are located at
          5400 Rio Grand Avenue, Jacksonville, Florida 32254.
          ---------------------------------------------------------------------


ITEM 2.

    (a)   NAME OF PERSON FILING:
          This statement is being filed by a group consisting of Cosimo
          Tacopino and Erma Tacopino. Cosimo and Erma Tacopino are espoused.
          Mr. and Mrs. Tacopino are private investors.
          ---------------------------------------------------------------------
    (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
          Mr. and Mrs. Tacopino reside at 145 Connecticut Street, Staten Island, New York 103007.
          ---------------------------------------------------------------------
    (c)   CITIZENSHIP:
          Mr. and Mrs. Tacopino are United States citizens.
          ---------------------------------------------------------------------
    (d)   TITLE OF CLASS OF SECURITIES
          Common Stock, par value $.01 per share ("Common Shares").
          ---------------------------------------------------------------------
    (e)   CUSIP NUMBER
          The Cusip number of the Common Shares is 940901-20-0.
          ---------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not Applicable
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ITEM 4.  OWNERSHIP:

      As of December 31, 2000, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Cosimo Tacopino and Mrs. Erma Tacopino is as follows:

      (a) Cosimo Tacopino - 465,864 shares (approximately 8.5%), 455,864 of which are owned jointly with Mrs. Tacopino and 10,000 shares held in an individual retirement account. Mr. Tacopino disclaims ownership of 43,775 shares owned by Mrs. Tacopino.

      (b) Erma Tacopino - 499,639 shares (approximately 9.1%), 455,864 of which are owned jointly with Mr. Tacopino, 32,775 owned individually with 11,000 shares held in an individual retirement account. Mrs. Tacopino disclaims beneficial ownership of the shares owned individually by Mr. Tacopino.

      Each of the Tacopinos has the sole power to vote or dispose of the shares owned individually by she or he.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

      Not Applicable

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

      Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

      Not Applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

      Not Applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

      Not Applicable

ITEM 10. CERTIFICATION:

      Not Applicable

                                   SIGNATURES


      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 2001                      By: /s/ Erma Tacopino
                                                  ------------------------------
                                                  Erma Tacopino


Dated: February 12, 2001                      By: /s/ COSIMO TACOPINO
                                                  ------------------------------
                                                  Cosimo Tacopino
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                                     EXHIBIT
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      The undersigned hereby agree as follows:

      WHEREAS, the undersigned have purchased shares of common stock of Waste Technology Corp.; and

      WHEREAS, the undersigned are obligated to file Statements on Schedule 13G with the United States Securities and Exchange Commission (the "SEC") to report their purchases of such securities;

      NOW, THEREFORE, the undersigned hereby agree that a single Statement on
Schedule 13G be filed with the SEC on behalf of each of them.


Dated: February 12, 2001               By: /s/ Erma Tacopino
                                          --------------------------------------
                                          Erma Tacopino


Dated: February 12, 2001               By: /s/ Cosimo Tacopino
                                         ---------------------------------------
                                         Cosimo Tacopino